Exhibit 99.1

Eco Wave Power Pays First Installment of Grid Connection Fee for 1MW Project in Porto, Portugal, Marking Major Progress Toward Wave Energy Integration

Porto, Portugal – May 28, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE), a leading onshore wave energy technology company, is pleased to announce a key milestone in the development of its first 1MW wave energy power station in the City of Porto, Portugal.

Eco Wave Power has successfully paid the first installment—representing 50% of the grid connection fee—for the planned 1MW station, marking significant progress in the project’s implementation.

This payment was made to E-REDES, the Portuguese electricity distribution system operator responsible for managing and operating the national distribution grid and ensuring secure and efficient access for producers and consumers alike.

Alongside the payment, Eco Wave Power officially communicated its Acceptance of the Connection Conditions for the public grid in relation to the UPP/5089 power plant, under application reference PL 900000079210. This acceptance refers to the connection conditions to the Public Service Electricity Grid (RESP), as communicated by E-REDES in a formal letter dated November 27, 2024.

By this communication, Eco Wave Power expressly agrees to all conditions and technical specifications outlined in the E-REDES letter and its accompanying documentation, thereby enabling the continued development and future integration of the project into Portugal’s renewable energy ecosystem.

Additionally, Eco Wave Power has informed E-REDES of a tentative grid-connection date scheduled for 2026, pending final permitting, construction, and regulatory procedures.

This important step underscores Eco Wave Power’s commitment to accelerating the deployment of reliable and innovative wave energy solutions in new markets and aligns with Portugal’s national objectives to increase the share of renewables in its energy mix.

Eco Wave Power’s project in Portugal represents a cornerstone of the Company’s European growth strategy and marks its first megawatt-scale deployment in the region. Located at the City of Porto this 1MW implementation is the first phase of a 20MW concession agreement signed with APDL (Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A).

The project’s trajectory accelerated in March 2024, when Eco Wave Power received the final permit (TURH) from APDL, clearing the way for physical works to begin. Demonstrating its commitment, the Company also issued a performance bond, ensuring the project’s completion within a two-year timeframe. In August 2024, CEO Inna Braverman and the Company’s engineering team officially launched the project with a visit to “The Gallery”, a unique tunnel located beneath the breakwater that will host the wave energy conversion unit. The site is also set to become the world’s first underwater wave energy museum and education center, opening its doors to the public in the future.

In February 2025, Eco Wave Power began key infrastructure enhancements at “The Gallery” to prepare it for both equipment installation and eventual public access. These upgrades included removing accumulated sand and debris, reinforcing structural elements by replacing doors and windows, and implementing waterproofing measures to ensure ideal operational conditions.

To support efficient execution, Eco Wave Power appointed Juan José Gómez as Power Station Manager, bringing with him a wealth of experience in renewable energy operations. The Company also engaged MOQ Engineering, a leading Portuguese engineering firm, to conduct final design work and load calculations using advanced tools such as Building Information Modeling (BIM) and parametric design. This collaboration reinforces Eco Wave Power’s commitment to delivering a safe, effective, and cutting-edge energy solution.

Legal guidance is being provided by PLMJ, one of Portugal’s leading law firms, with Joana Brandão advising Eco Wave Power since 2020. These local partners ensure a resilient, community-rooted project ecosystem.

“Portugal is not only a global leader in renewable energy—it is now leading the way in wave energy commercialization,” said Inna Braverman, Founder and CEO of Eco Wave Power. “By securing grid connection for our first 1MW station, we are turning vision into reality. This is more than an infrastructure milestone—it’s a signal that wave energy is moving from concept to contribution. Together with our incredible partners in Portugal, we are building a new era of clean, predictable power sourced directly from the ocean.”

Strategically situated along the Atlantic coast, Portugal offers some of the highest wave energy potential in Europe, coupled with a forward-looking regulatory framework that actively supports marine renewable innovations. The country has committed to sourcing 85% of its electricity from renewables by 2030—up from 61% in 2023—making it a natural partner for Eco Wave Power’s patented onshore wave energy technology.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Committed to fighting climate change, Eco Wave Power operates the world’s first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as “Pioneering Technology.”

The Company is expanding globally with projects planned in Los Angeles, Taiwan, India, and Portugal, adding to a robust pipeline of 404.7 MW. Supported by prestigious organizations such as the European Union Regional Development Fund, Innovate UK, and Horizon 2020, Eco Wave Power was also honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on or accessible through the websites mentioned above does not form part of this press release.

For more information, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses: the expectation of the planned the 1MW station’s integration into Portugal’s renewable energy system; and the expected grid-connection date scheduled for 2026. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.